

August 19, 2024

Theodore R. Stalick
Senior Vice President and Chief Financial Officer
Mercury General Corporation
4884 Wilshire Boulevard
Los Angeles, California 90010

> **Re: Mercury General Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **File No. 001-12257**

Dear Theodore R. Stalick:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Crypto Assets